FANCAMP EXPLORATION LTD.

7290 Gray Avenue, Burnaby, British Columbia, V5J 3Z2
Telephone: 604-434-8829 Facsimile: 604-434-8823

03 MAY -8 AM 7:21


03050768

April 30, 2003

Office of International
Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
Washington, D.C.
20549

SUPPL

Reference: Fancamp Exploration Ltd. - File No. 82-3929

Dear Sirs:

Please find enclosed copy of our news release of even date, as required pursuant to Rule 12g3(b) of the Securities and Exchange Act of 1934. This release has been disseminated via Canada Stock Watch and Market News.

Yours very truly,

FANCAMP EXPLORATION LTD.

Debra Chapman
Director and Secretary

/dc

Encl.

File No. 82-3929

\NCAMP EXPLORATION LTD.

/z90 Gray Avenue, Burnaby, British Columbia, V5J 3Z2
Telephone: 604-434-8829 Facsimile: 604-434-8823

NEWS RELEASE

April 30, 2003

TSX Trading Symbol: **FNC**
S.E.C. Exemption: 12(g)3-2(b)

The Company wishes to report preliminary results from its latest drilling on the Mingan titanium option. Drilling has now been suspended until after breakup in mid May.

Hole #3 was completed to 44.2 metres, bottoming in anorthosite. The 25 metre massive hemoilmenite section previously reported was cut at its base by a 1.1 metre diabase dyke, and the massive material extended a further 0.7 metres to the anorthosite footwall at 30.8 metres depth. Hole #4, located 150 metres NE of Hole #3, and drilled vertically, intersected 5 metres of massive hemoilmenite beneath 1.5 metres of overburden. The footwall of this section consists largely of anorthosite, with the occasional layer of massive hemoilmenite up to 1.1 metres thick, down to 12.2 metres. Anorthosite predominates to 28.1 metres and is followed by a second massive hemoilmenite section 12.1 metres thick extending to 40.2 metres depth. The balance of the hole consists of anorthosite to the present depth of 75 metres. This hole will be continued when drilling resumes.

The widespread presence of significant thicknesses of massive material at shallow depths, and its apparent correlation with a broad gravity high extending across the entire SW half of the 1.6 km long, 800 metre wide geophysics grid, is promising from the standpoint of tonnage potential.

Assays are pending and will be reported when received.

Note should be made here on the subject of titanium and the terminology used in these releases. Hemoilmenite, an iron titanium oxide rock, is a primary source for iron and titanium, and is usually found in association with anorthosite, a feldspar rich intrusive rock. Titanium metal and its alloys are technically superior and cost effective materials for a wide variety of aerospace, industrial, marine and commercial applications. Titanium dioxide is a non toxic pigment used in paints, plastics, papers and other applications.

ON BEHALF OF THE BOARD

"Peter H. Smith", Ph.D., P.Eng., President

For further information, contact: Peter H. Smith, Ph.D.,P.Eng., President, at 514-481-3172

The Toronto Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.